UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Color Imaging, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

196245104

(CUSIP Number)

MORRIS VAN ASPEREN, c/o COLOR IMAGING, INC.,

4350 PEACHTREE INDUSTRIAL BOULEVARD, SUITE 100 NORCROSS, GEORGIA 30071

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 196245104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jui-Chi Wang

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3	SEC Use Only

4	Source of Funds (See Instructions)		N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		[ ]

6	Citizenship or Place of Organization		U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power		0

	9	Sole Dispositive Power	684,450

	10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person		684,450

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]

13	Percent of Class Represented by Amount in Row (11)		6.15%

14	Type of Reporting Person (See Instructions)		IN

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

     ITEM 1.     Security and Issuer

     The title of the class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.01 per share (the “Common Stock”), of Color Imaging, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

     ITEM 2.     Identity and Background

     This Statement on Schedule 13D is being filed by Jui-Chi Wang, Director of the Issuer. The business address of Mr. Wang is Color Imaging, Inc., 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

     During the last five years, Mr. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Wang been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Wang is a Taiwanese citizen.

     ITEM 3.     Source and Amount of Funds or Other Consideration.

     Mr. Wang gifted a total of 332,218 shares of common stock on February 1, 2002 to his two brothers Jui-Hung Wang and Jui-Kung Wang. In December 2001, Mr. Wang used a cashless exercise to buy shares of common stock underlying warrants resulting in a net decrease in the amount of 547,947 of non-derivative and derivative Company securities owned.

     ITEM 4.     Purpose of Transaction.

     See Item 3 above.

     Currently, Mr. Wang has no plans or proposals of the type referred to in paragraphs (a) through (j).

     ITEM 5.     Interest in Securities of the Issuer.

     (a)  Jui-Chi Wang owns 684,450 shares of common stock of the Issuer representing approximately 6.15 % of the issued and outstanding shares. 5,000 of the 684,450 number includes shares of common stock underlying presently exercisable options or warrants.

     (b)  Mr. Wang has the sole power to vote and dispose of 684,450 shares of common stock of the Issuer.

     The residential address of Mr. Wang is 1105 Ascott Valley Drive, Duluth, Georgia 30096. Mr. Wang’s principal occupation is executive of a manufacturer of plastic printer and copier components.

     (c)  See Item 3 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

     ITEM 7.     Material to Be Filed as Exhibits.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: February 14, 2002

/s/ Jui-Chi Wang Jui-Chi Wang